No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On January 4, 2006, American Honda Motor Co., Inc., announced that it will debut its all-new compressed natural gas (CNG) powered Civic GX to the public when the 2006 Greater Los Angeles Auto Show opens its doors. Scheduled to go on sale at select Honda dealers throughout California in May, the Civic GX proposes a pathway to energy independence, produces near zero emissions, and delivers benefits to owners in the form of tax breaks and single passenger carpool lane access. The Civic GX will offer customers comfort and convenience features comparable to a Civic LX - the most popular trim level in the Civic lineup. The new 1.8-liter 4-cylinder engine found in the Civic GX delivers an increase of more than 10 percent in horsepower and torque versus previous models.

Exhibit 2:

On January 8, 2006, the all-new 2007 Honda Fit, a subcompact 5-door hatchback set to go on-sale in the U.S. in April, will make its U.S. debut at the North American International Auto Show in Detroit, American Honda Motor Co., Inc., announced. Already one of Honda’s hottest selling models in Asia and Europe, the Fit is designed to enter the U.S. market as leader in the subcompact segment with top-of-class feature content, refinement, interior functionality, sporty driving demeanor and high levels of standard safety equipment.

Exhibit 3:

On January 8, 2006, the 2006 Honda Civic and Honda Ridgeline have earned the prestigious 2006 “North American Car of the Year” and “North American Truck of the Year” awards respectively, American Honda Motor Co., Inc., announced. This marks the first time ever that a single brand has won both awards in the same year, and it marks Honda’s first win in either category.

Exhibit 4:

On January 10, 2006, Honda Motor Co., Ltd. announced that it has acquired its outstanding company shares of 11,196,703,000 yen at aggregate amount for 1,638,500 shares during the period from December 1, 2005 to December 30, 2005 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 5:

On January 20, 2006, Honda Motor Co., Ltd. announced that it has acquired its outstanding company shares of 4,306,807,000 yen at aggregate amount for 648,500 shares during the period from January 4, 2006 to January 16, 2006 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 6:

On January 26, 2006, Honda Motor Co., Ltd. announced its sales and production results for the calendar year 2005. (Ref. #C06-002)

Exhibit 7:

On January 26, 2006, Honda Motor Co., Ltd. announced production, domestic sales, and export results for the month of December as well as for the calendar year 2005. Honda set all-time record calendar year records for worldwide production, as well as overseas production.

(Ref. #C06-003)

Exhibit 8:

On January 31, 2006, Honda Motor Co., Ltd. announced its intention to retire the treasury stock of 11,000,000 shares on February 7, 2006, the resolution for which was resolved at the meeting of the Board of Directors held on January 31, 2006 in accordance with Article 212 of the Commercial Code.

Exhibit 9:

On January 31, 2006, Honda Motor Co., Ltd. announced its intention to implement acquisition of its outstanding company shares of 32,000,000,000 yen at maximum amount for 5,800,000 shares at maximum number during the period from February 6, 2006 to April 14, 2006 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 10:

On January 31, 2006, Honda Motor Co., Ltd. announced its consolidated financial summary for the fiscal 3rd quarter ended Dec. 31, 2005 & revised forecast for fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: February 15, 2006

All-New Natural Gas Powered 2006 Civic GX to Make Public Debut During 2006 Greater Los Angeles Auto Show

TORRANCE, Calif, U.S.A., January 4, 2006 – American Honda Motor Co., Inc., announced that it will debut its all-new compressed natural gas (CNG) powered Civic GX to the public when the 2006 Greater Los Angeles Auto Show opens its doors. Scheduled to go on sale at select Honda dealers throughout California in May, the Civic GX proposes a pathway to energy independence, produces near zero emissions, and delivers benefits to owners in the form of tax breaks and single passenger carpool lane access. The Civic GX will offer customers comfort and convenience features comparable to a Civic LX - the most popular trim level in the Civic lineup. The new 1.8-liter 4-cylinder engine found in the Civic GX delivers an increase of more than 10 percent in horsepower and torque versus previous models.

2006 Honda Civic GX

Natural gas-powered vehicles are part of Honda’s energy strategy to offer the best available technology for the reduction of air pollution and petroleum dependence. The Civic GX will be manufactured in East Liberty, Ohio.

Based on the all-new award-winning 2006 Civic introduced in the fall of 2005, the GX will feature the same standard safety features that have earned Civic the Insurance Institute for Highway Safety’s “Top Safety Pick - Gold Award.”

2007 Honda Fit Looks Small on the Outside, Delivers Big on the Inside The new subcompact 5-door hatchback will enter the U.S. subcompact market with class-leading content and segment-defining standard safety equipment.

DETROIT, U.S.A., January 8, 2006 – The all-new 2007 Honda Fit, a subcompact 5-door hatchback set to go on-sale in the U.S. in April, will make its U.S. debut at the North American International Auto Show in Detroit, American Honda Motor Co., Inc., announced. Already one of Honda’s hottest selling models in Asia and Europe, the Fit is designed to enter the U.S. market as leader in the subcompact segment with top-of-class feature content, refinement, interior functionality, sporty driving demeanor and high levels of standard safety equipment.

2007 Honda Fit Sport.	2007 Honda Fit (left) and 2007 Honda Fit Sport (right)

Built on Honda’s legendary foundation for dependability, quality and reliability, the Fit is a premium entry-level vehicle that emphasizes style, technology and value. The Fit features a 109 horsepower 1.5-liter 4-cylinder VTEC engine, a 5-speed manual transmission or a first-in-segment 5-speed automatic transmission, and over 90 cubic feet of passenger volume with multiple seating and cargo configurations. A Fit Sport model offers wheel-mounted paddle shifters (with automatic transmission) and a 160-watt, six-speaker audio system. Fit will be supported by a wide variety of Honda Genuine Accessories, including segment exclusive Honda Apple(R) iPod(R) Music Link(R), allowing owners to personalize their Fits inside and out. “The 2007 Fit provides a new entry point into Honda for consumers considering an attractive and efficient small car,” said John Mendel, senior vice president of American Honda. “The large interior adapts to people or cargo like no other car in its class. It comes standard-equipped with advanced safety technology, and follows in the tradition of Honda’s fun-to-drive performance.”

Unprecedented Subcompact Seating and Cargo Flexibility

Dimensionally compact on the outside, the interior provides a surprisingly large passenger and cargo space for both maximum comfort and utility. At the foundation is the Fit’s Magic Seat(TM), an innovative 60/40 split rear seat that allows the seatbacks to fold down or the seat bottoms to flip up, providing four distinct seating and cargo carrying configurations (refresh mode, tall object mode, long object mode and utility mode) in addition to the standard five passenger mode. With all seats in the upright position, passenger volume measures 90.1 cubic feet (slightly less than an Accord’s passenger volume) with 21.3 cubic feet of cargo capacity behind the second row (slightly less than an Element’s cargo volume behind the second row). In order to help maximize Fit’s useable interior space, Honda located the fuel tank in a central location towards the middle of the vehicle. This allows the cargo floor in the rear of Fit to be relatively low, thus increasing the interior volume.

Fun to Drive...Past the Pump

The 1.5-liter, SOHC, 16-valve, 4-cylinder VTEC engine generates 109 horsepower @ 5800 rpm and 105 foot-pounds of torque @ 4800 rpm. The compact and efficient powerplant features Honda’s innovative Variable Valve Timing and Lift Electronic Control (VTEC(TM)).The VTEC system’s ability to provide highly efficient operation at low engine speeds and extended performance at high engine speeds benefits fuel economy, power and low emissions.

Refinement is further enhanced with electronic Drive-by-Wire throttle control, which provides quick throttle response, smooth automatic transmission shifts (on automatic transmission models) and precise fuel delivery to the engine. Friction reducing technologies include roller bearing tipped rocker arms, a low friction timing chain tensioner, molydebenum coated piston skirts and an offset crankshaft/connecting rod design.

The suspension set up for the Fit is a combination of a front MacPherson strut/rear torsion beam with trailing arm.

The compact front suspension and rear torsion beam were both designed to allow for a large passenger cabin with a low floor to maximize the cargo carrying capacity.

Fit employs a compact, efficient and highly responsive Electric Power Steering (EPS) system that also contributes to higher fuel economy since engine power is not needed to operate a hydraulic system. The wheel size measures 14-inches with P175/65R14 tires, and 16-inch wheels with P205/45R16 are available as a dealer-installed option.

Estimated city/highway fuel economy ratings of 33/38 miles per gallon is expected to be among the highest ratings in the subcompact 5-door hatchback class. Emissions levels are rated as Low Emissions Vehicle 2 (LEV-2) by the California Air Resources Board (CARB) and Tier 2 / Bin 5 by the Federal government.

Top-of-Class Standard Safety Equipment

Already a leader in vehicle safety as demonstrated by Honda’s “Safety for Everyone” initiative, Honda continues to implement leading airbag technology in all vehicles regardless of size or price. The Fit has the most standard safety features in its class with no other subcompact offering as much standard advanced safety technology. Dual-stage, dual-threshold front airbags, dual front side airbags and side-curtain airbags are standard equipment on all Fit models. All seating positions have three-point seat belts, while front occupants are further protected by pre-tensioning seat belts. An enhanced knee bolster provides additional protection for passengers.

Standard active safety equipment includes anti-lock braking system (ABS) with ventilated discs in the front and drums in the back, and electronic brake distribution (EBD).

Paddle Shifters, Audio Options Define High Content Sport Model

The Fit Sport model is the only subcompact to offer steering wheel-mounted paddle shifter controls (with automatic transmission). The Sport package includes underbody kit, rear roofline spoiler, fog lights, security system with keyless remote entry, cruise control, and 15-inch aluminum-alloy wheels with P195/55R15 tires.

The Fit Sport also features a premium 160-watt, AM/FM/CD audio system with six speakers, MP3/WMA playback capability, a five-mode equalizer, and an auxiliary audio jack for input from a portable music player.

Most Standard Subcompact Features, Segment Exclusive Accessories

Fit comes with standard amenities such as air conditioning, an AM/FM/CD audio system with four speakers, power windows, power mirrors, power door locks, and a two-tone interior.

The 2007 Fit promises to be one of the most customizable vehicles from Honda with approximately 30 accessories available at the dealer. Fit will offer the Honda Apple(R) iPod(R) Music Link(R) as a dealer-installed accessory. The Honda iPod Music Link allows the user’s iPod (sold separately) to fully interact with the audio system. A segment exclusive, Music Link will control all the iPod’s features via the audio head unit with album/song information shown on the vehicle’s audio unit LCD display. It will also charge the iPOD’s battery.

Other interior accessories include an ambient lighting, trim panel accents (silver, red and blue), steering wheel covers and shift knobs. Outside, the Fit can be customized with Honda Factory Performance equipment including 16-inch alloy wheels, Sport package underbody kit, sport exhaust, chrome exhaust tip finisher, rear bumper accents and a sport mesh grille.

A consumer preview Web site for the Fit is available at fit.honda.com. Official pricing for the 2007 Honda Fit has not yet been determined.

Honda Sweeps ‘North American Car and Truck of the Year’ Awards 2006 Honda Civic and 2006 Honda Ridgeline Take the Top Honors

DETROIT, U.S.A., January 8, 2006 – The 2006 Honda Civic and Honda Ridgeline have earned the prestigious 2006 “North American Car of the Year” and “North American Truck of the Year” awards respectively, American Honda Motor Co., Inc., announced. This marks the first time ever that a single brand has won both awards in the same year, and it marks Honda’s first win in either category.

Honda Ridgeline	Honda Civic

The North American Car of the Year and Truck of the Year Awards are given by a group of 49 international automotive journalists. The awards are unique because instead of being given by a single publication, radio or television station they are given by automotive journalists from the United States and Canada. Presented each year at the opening of the North American International Auto Show in Detroit, they recognize the most outstanding car and truck of the year based on factors including innovation, design, safety, handling, driver satisfaction and value for the dollar. “We set out to have the Civic and Ridgeline become benchmarks in their respective segments, and having them chosen as North American Car and Truck of the Year certainly validates that effort,” said John Mendel, senior vice president of American Honda Motor Co., Inc. “We couldn’t be more pleased with the reaction to both vehicles. This will be great news to the Honda associates in North America who build them.”

The 2006 Honda Civic establishes new segment standards for safety, technology and performance. Clean and efficient i-VTEC(TM) engine technologies deliver more power while still achieving an EPA-estimated highway fuel economy rating of 40 miles per gallon. In keeping with Honda’s “Safety for Everyone” initiative, the Honda Civic features advanced standard safety equipment including side curtain airbags, front side airbags and the Advanced Compatibility Engineering(TM) (ACE(TM)) Body Structure, at all trim levels.

The most noticeable features of the 2006 Civic include its expressive exterior styling, a high-tech and spacious interior, and fun-to-drive performance. The Civic further rewards drivers and passengers with as many as seven ways to enjoy audio entertainment - including XM (R) Satellite Radio, MP3 and WMA support and an accessory Apple (R) iPod (R) adapter that connects the popular music player to the Civic’s audio controls.

The Civic Hybrid provides the ultimate in clean and efficient technology with a 1.3-liter i-VTEC engine and a new generation of Honda’s Integrated Motor Assist (IMA) technology that helps the hybrid achieve an EPA-estimated city/highway fuel economy of 49/51 miles per gallon and an Advanced-Technology Partial Zero Emissions Vehicle (AT-PZEV) rating. Additionally, the Civic Hybrid can deactivate all four of its cylinders and operate using only the electric motor in certain low-speed cruising situations.

The Civic Si showcases the high-performance potential of the Civic platform and offers a 197-horsepower, DOHC 2.0-liter i-VTEC engine connected to a 6-speed manual transmission and a limited slip differential.

Since its introduction in March of 2005, the Ridgeline has re-defined the truck segment through its innovative and exclusive new features. Designed to meet the needs of a growing population of consumers purchasing trucks to support their active, outdoor-oriented lifestyles, the Ridgeline delivers a proportional mix of overall truck capability, towing performance, ruggedness and value in a fun-to-drive and responsible vehicle built around Honda’s standards for reliability, safety and performance.

Standard features on all Ridgeline models include a 247-horsepower VTEC V-6 engine; 5-speed electronically-controlled automatic transmission; advanced Variable Torque Management four-wheel drive system; air conditioning; tilt steering wheel; power - side windows, power sliding rear window and door locks; cruise control; keyless entry; automatic heated wiper zone; 6-speaker 100-watt audio system with CD player; 60/40 split lift-up rear seat with under-seat storage; all-weather floor mats; 5-foot cargo bed with six heavy duty tie down cleats and 4 bed lights; an 8.5 cubic foot secure, lockable In-Bed Trunk; and dual-action tailgate.

January 10, 2006

Notice Regarding the Results of Purchase of Company Shares

Tokyo, January 10, 2006— Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From December 1 to December 30, 2005

(3) Aggregate number of shares acquired

1,638,500 shares

(4) Aggregate amount of acquisition

11,196,703,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on October 27, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

4,700,000 shares

(3) Maximum amount of acquisition

26 billion yen

(4) Period of acquisition

From November 2, 2005 to January 16, 2006

Aggregate number and amount of company shares acquired as of December 30, 2005, since the date of the resolution at the meeting of the Board of Directors (October 27, 2005).

(1) Aggregate number of shares acquired

3,251,000 shares

(2) Aggregate amount of acquisition

21,693,056,000 yen

January 20, 2006

Notice Regarding the Results of Purchase of Company Shares

Tokyo, January 20, 2006— Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

As a result of this acquisition, all the acquisition of the company shares that was authorized under the resolution adopted at the meeting of the Board of Directors held on October 27, 2005 have been completed.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From January 4 to January 16, 2006

(3) Aggregate number of shares acquired

648,500 shares

(4) Aggregate amount of acquisition

4,306,807,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on October 27, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

4,700,000 shares

(3) Maximum amount of acquisition

26 billion yen

(4) Period of acquisition

From November 2, 2005 to January 16, 2006

Aggregate number and amount of company shares acquired as of January 16, 2006, since the date of the resolution at the meeting of the Board of Directors (October 27, 2005).

(1) Aggregate number of shares acquired

3,899,500 shares

(2) Aggregate amount of acquisition

25,999,863,000 yen

January 26, 2006

Ref.# C06-002

2005 Honda SALES & PRODUCTION

<Global Sales (million units)>

	2004	2005
	Result	Result		% Change
Motorcycles & ATVs	10.808	12.284	*	114%
Automobiles	3.194	3.365	*	105%
Power Products	5.300	5.551	*	105%

Total	19.302	21.200	*	110%

Note: The motorcycle results for the Honda brand excludes Sundiro brand figures.

*	New record

<Motorcycles & ATVs>

	2004	2005
	Result	Result		% Change
	(Units)	(Units)
Japan sales	391,158	369,648		94.5%
Export sales	350,255	379,271		108.3%
Motorcycles Total	741,413	748,919		101.0%
ATVs	351,018	300,473		85.6%
Motorcycle & ATV Total	1,092,431	1,049,392		96.1%
KD sets	9,059,140	9,243,300	*	102.0%
* New record

Japan production[1]	579,131	623,725		107.7%
Overseas production[2]	10,296,000	11,896,000	*	115.5%
Global production[3]	10,875,131	12,519,725	*	115.1%

[1]	Completely built unit (CBU) + complete knock-down (CKD)
[2]	CBU production at local plants (excluding overseas CKD)
[3]	Domestic production plus overseas production

Note: The motorcycle results for the Honda brand excludes Sundiro brand figures.

*	New record

<Automobiles>

	2004	2005
	Result	Result		% Change
	(Units)	(Units)
Passenger cars & light trucks[4]	481,378	467,162		97.0%
Mini vehicles	261,693	246,868		94.3%
Japan sales	743,071	714,030		96.1%
Export sales	513,627	522,891		101.8%

Total	1,256,698	1,236,921		98.4%
KD sets	1,804,140	1,988,370	*	110.2%
[4] Import car sales are included in passenger cars & light trucks * New record

Japan production[5]	1,242,528	1,261,994		101.6%
Overseas production[6]	1,939,096	2,147,997	*	110.8%
Global production[7]	3,181,624	3,409,991	*	107.2%

[5]	Completely built unit (CBU) + complete knock-down (CKD)
[6]	CBU production at local plants (excluding overseas CKD)
[7]	Domestic production plus overseas production
*	New record

<Power Products>

	2004	2005
	Result	Result		% Change
	(Units)	(Units)
Japan sales	436,042	463,263		106.2%
Export sales	5,194,363	5,401,864	*	104.0%

*	New record

Ref.#C06-003

Honda Sets All-Time Annual Records for Overseas and Worldwide Production

January 26, 2006 – Honda Motor Co., Ltd. today announced a summary of production, domestic sales, and export results for the month of December as well as for the calendar year 2005. Honda set all-time calendar year records for worldwide production, as well as overseas production.

<Production>

December 2005

Domestic production for the month of December declined 9.0% compared to the same month a year ago due to a decrease in production of both domestic and export models. This is the first time in two months, since October 2005, that domestic production declined compared to the same month a year ago.

Overseas production in December increased 7.9%, due largely to production increases in North America, where the second line of the Alabama plant reached full capacity in October 2005.

Worldwide production in December increased 0.8% due to increased overseas production. It is the fifth consecutive month, since August 2005, for an increase over the same month a year ago.

Calendar Year 2005

Total domestic production for 2005 increased 1.6% compared to 2004, due largely to an increase in production of export models. This is the second consecutive year, since 2004, that domestic production exceeded the total from the previous year.

Overseas production for 2005 increased 10.8% compared to 2004, due mainly to production increases in North America and Asia. This is the ninth consecutive year, since 1997, that overseas production exceeded the total from the previous year.

Worldwide production for 2005 increased 7.2% compared to 2004, due to an increase in domestic and overseas production. This is the ninth consecutive year, since 1997, that worldwide production exceeded the total from the previous year.

Honda set all-time calendar year records for worldwide production, as well as overseas production, and production in North America, the U.S. and Asia.

<Japan Domestic Sales>

December 2005

Total domestic sales was 52,488 units for the month of December, a 22.2% decline compared to the same month a year ago, due to decreased sales of both passenger cars and light trucks and mini-vehicles. It is the second consecutive month for domestic sales to decline compared to the same month a year ago.

Sales of passenger cars and light trucks totaled 35,040 units for the month of December, a 17.8% decline compared to the same month a year ago. This was due primarily to stabilizing demand for the Fit. It is the first time in four months, since August 2005, that sales of passenger cars and light trucks declined compared to the same month a year ago.

Sales of mini-vehicles totaled 17,448 units for the month of December, a 29.7% decline compared to the same month a year ago. This was due primarily to stabilizing demand for the Life. It is the second consecutive month for sales of mini-vehicles to decline compared to the same month a year ago.

Fit was the best selling vehicle for Honda and the industry (9,162 units) for the month of December. The Life (8,553 units, fourth best selling mini-vehicle in the industry) and all-new StepWGN (6,997 units, third best selling car in the industry), which underwent a full model change in May, were Honda’s second and third best selling vehicles for the month.

Calendar Year 2005

Total domestic sales for 2005, totaled 714,030 units, a 3.9% decline compared to 2004, due to decreased sales of both mini-vehicles and passenger cars and light trucks. It is the first time in two years, since 2003, that domestic sales declined compared to the prior year. Sales of new models introduced in 2005, such as StepWGN and Airwave, grew steadily. However, overall domestic sales declined due to stabilizing demand for Fit, Odyssey and Life. Sales of passenger cars and light trucks and mini-vehicles declined in 2005 compared to 2004. It is first time in two years, since 2003, that sales declined compared to the prior year.

<Exports>

December 2005

Total exports for the month of December totaled 51,518 units, a 2.0% decline compared to the same month a year ago, due to a slight decline in each region.

Calendar Year 2005

Total exports for 2005 of 522,891 units, were up 1.8% compared to the prior year, due mainly to increased exports for North America, Latin America and Africa. Exports to North America increased due to strong sales of Acura RL (known as Legend in Japan), which underwent a full model change in fall 2004, and Acura TSX (known as Accord in Japan).

PRODUCTION, SALES, EXPORTS (2005)

Production

	December		Calendar Year 2005 Total		*Fiscal Year 2006 (Quarters1-3)
	Units	vs.12/04	Units	vs.2004	Units	vs.2005
Domestic (CBU+CKD)	101,411	-9.0%	1,261,994	+1.6%	913,785	-0.9%
Overseas (CBU only)	164,832	+7.9%	2,147,997	+10.8%	1,623,526	+11.0%

Worldwide Total	266,243	+0.8%	3,409,991	+7.2%	2,537,311	+6.4%

*(April/01/2005~December/31/2005)

Production by Region

	December		Calendar Year 2005 Total		*Fiscal Year 2006 (Quarters 1-3)
	Units	vs.12/04	Units	vs.2004	Units	vs.2005
North America	99,647	+15.5%	1,348,897	+10.8%	1,006,610	+11.9%
(USA only)	69,822	+22.7%	939,868	+17.0%	704,494	+18.8%
Europe	13,563	-2.7%	186,838	-3.4%	137,925	-2.0%
Asia	45,971	-1.9%	535,559	+17.6%	420,406	+14.9%
Others	5,651	+0.6%	76,703	+5.5%	58,585	+4.3%

Overseas Total	164,832	+7.9%	2,147,997	+10.8%	1,623,526	+11.0%

*(April/01/2005~December/31/2005)

Japan Domestic Sales

Vehicle type	December		Calendar Year 2005 Total		*Fiscal Year 2006 (Quarters 1-3)
	Units	vs.12/04	Units	vs.2004	Units	vs.2005
Passenger Cars & Light Trucks	35,040	-17.8%	467,162	-3.0%	345,994	+0.8%
Mini Vehicles	17,448	-29.7%	246,868	-5.7%	179,476	-3.0%

Honda Brand Total	52,488	-22.2%	714,030	-3.9%	525,470	-0.5%

*(April/01/2005~December/31/2005)

Export from Japan

	December		Calendar Year 2005 Total		*Fiscal Year 2006 (Quarters 1-3)
	Units	vs.12/04	Units	vs.2004	Units	vs.2005
North America	23,083	-1.4%	251,756	+4.2%	178,047	-1.1%
(USA only)	21,739	+3.5%	224,772	+2.8%	159,349	-2.5%
Europe	16,203	-0.4%	141,521	-5.7%	105,120	-7.8%
Asia	1,267	-20.1%	16,815	-7.2%	12,151	-19.3%
Others	10,965	-3.1%	112,799	+8.7%	87,882	+7.1%

Total	51,518	-2.0%	522,891	+1.8%	383,200	-2.0%

*(April/01/2005~December/31/2005)

January 31, 2006

Notice Regarding the Retirement of Treasury Stock

Tokyo, January 31, 2006— Honda Motor Co., Ltd. today announced its intention to retire the following treasury stock, the resolution for which was resolved as follows at the meeting of the Board of Directors held on January 31, 2006 in accordance with Article 212 of the Commercial Code:

(1) Type of shares to be retired

Common stock of Honda Motor Co., Ltd

(2) Number of shares to be retired

11,000,000 shares

(Ratio to total shares of common stock issued and outstanding before retirement: 1.18%)

(3) Scheduled date of retirement

February 7, 2006

Reference:

• Total shares of common stock issued and outstanding after retirement

917,414,215 shares

January 31, 2006

Notice Regarding the Buyback of Company Shares

Tokyo, January 31, 2006— Honda Motor Co., Ltd. today announced its intention to implement acquisition of its outstanding company shares, the resolution for which was resolved as follows at the meeting of the Board of Directors held on January 31, 2006 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code:

1.	Reason for the Acquisition of Company Shares:

Mainly to improve capital efficiency.

2.	Details of the Acquisition:

(1)	Type of shares to be acquired

Common stock of Honda Motor Co., Ltd

(2)	Maximum number of shares to be acquired

5,800,000 shares

(Ratio to total shares of common stock issued and outstanding before retirement, which was announced separately today: 0.62%)

(3)	Maximum amount of acquisition

32,000,000,000 yen

(4)	Period of acquisition

From February 6 to April 14, 2006

January 31, 2006

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE NINE MONTHS ENDED DECEMBER 31, 2005

Tokyo, January 31, 2006— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine months ended December 31, 2005.

Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2005 totaled JPY 133.1 billion (USD 1,128 million), a decrease of 11.7% from the same period in 2004. Basic net income per Common Share for the quarter amounted to JPY 144.81 (USD 1.23), compared to JPY 161.78 for the same period in 2004. Two of Honda’s American Depository Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,472.0 billion (USD 20,937 million), an increase of 15.8% over the same period in 2004. Revenue was positively affected by currency translations, which were translations of foreign-currency-denominated revenue from Honda’s overseas subsidiaries into the Japanese yen. Honda estimates that if the exchange rate of yen had remained unchanged from the same period in 2004, revenue for the quarter would have increased by approximately 7.3%.

Consolidated operating income for the fiscal third quarter totaled JPY 194.9 billion (USD 1,651 million), an increase of 23.7% compared to the same period in 2004. This increase in operating income was primarily due to the positive impact of currency effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue, which offset the negative impact of increased selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled JPY 166.0 billion (USD 1,407 million), a decrease of 11.6% from the same period in 2004.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method, amounted to JPY 29.6 billion (USD 251 million) for the quarter, an increase of 1.0% from the same period in 2004.

Business Segment

With respect to Honda’s sales in the fiscal third quarter by business category, motorcycle unit sales totaled 2,788 thousand units, an increase of 12.3% from the same period in 2004. Motorcycle unit sales in Japan decreased 2.6% to 76 thousand units. Overseas unit sales was 2,712 thousand units, an increase of 12.8% from the same period in 2004, due mainly to an increase in unit sales of parts for local production at affiliates accounted for under the equity method in Asia*, such as Indonesia and India. Revenue from sales to unaffiliated customers increased 17.2%, to JPY 283.4 billion (USD 2,401 million), due mainly to positive currency translation effects and increased unit sales. Operating income increased by 161.3 % to JPY 13.4 billion (USD 114 million), due mainly to the positive currency effects caused by the depreciation of the Japanese yen and increased profits attributable to higher revenue, offsetting the negative impact of an increase in unrealized profit in inventories and the increased R&D expenses.

*	Net sales of Honda-brand motorcycle products that are 100% locally procured, manufactured and sold by overseas affiliates accounted for under the equity method are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts.
For the fiscal third quarter, the number of products 100% locally procured, manufactured and sold by affiliates in India and China increased to approximately 600 thousands units.

Honda’s unit sales of automobiles, at 816 thousand units, was approximately the same level as the corresponding period in 2004. In Japan, unit sales of automobiles decreased 9.8% to 156 thousand units. Overseas unit sales increased 2.5% to 660 thousand units, due mainly to continued strong sales in North America as a result of favorable sales in both light truck and passenger car segments, such as the Ridgeline and the Civic. Revenue from sales to unaffiliated customers increased 15.5% to JPY 2,015.8 billion (USD 17,074 million) during the quarter, due to the positive currency translation impact and increased unit of sales in North America. Operating income increased 19.9% to JPY 151.0 billion (USD 1,280 million), due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue, which offset the negative impact of the change in model mix, the increase in unrealized profit in inventories, increased SG&A expenses such as increase in logistic costs caused by higher oil prices and increased R&D expenses.

Revenue from sales to unaffiliated customers in financial services business increased 18.7% to JPY 80.2 billion (USD 680 million), due to the growth of the automobile business in North America. Operating income decreased 8.2% to JPY 22.0 billion (USD 186 million), due mainly to the negative impact of increased funding costs, which offset the positive impact of higher revenue due to an increased finance-subsidiaries receivable from growth of business, the decreased SG&A due to the reversal of the allowance for losses on lease residual values which was attributable to the increase in the used-car prices.

Unit sales of power products in Japan totaled 110 thousand units, an increase of 15.8% and overseas unit sales was 1,024 thousand units, increased by 7.9%. Total unit sales of power products was 1,134 thousand units, up by 8.6 % from the same period in 2004. Increased unit sales of general-purpose engines and push lawnmowers in Europe, and general-purpose engines and snowblowers in Japan, were the major contributing factors to this increase. Revenue from sales to unaffiliated customers in power product and other businesses increased by 15.9% to JPY 92.4 billion (USD 783 million), due mainly to the positive currency translation impact and an increase in unit sales of power products. Operating income was JPY 8.4 billion (USD 71 million), an increase of 238.0% from the same period in 2004, due mainly to the positive impact of the currency effects caused by the depreciation of the Japanese yen and an increased profit due to higher revenue, which offset increased SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the fiscal third quarter by geographical segment, in Japan, revenue for exports and domestic sales was JPY 1,119.0 billion (USD 9,478 million), up by 4.9% compared to the same period in 2004, due primarily to increased unit sales for exports in the motorcycle, automobile and power product businesses, offsetting the negative impact of decreased unit sales in the domestic automobile business. Operating income in Japan was JPY 75.9 billion (USD 643 million), up by 59.9%, due primarily to the positive impact of the currency effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue in the export business, which offset the negative impact of the increase in SG&A expenses, such as increase in logistic costs caused by higher oil prices and R&D expenses.

In North America, revenue increased by 24.5% from the same period in 2004 to JPY 1,478.9 billion (USD 12,526 million), due mainly to the positive currency translation effects and increased unit sales in the motorcycle and automobile businesses. Operating income increased by 30.6% to JPY 106.7 billion (USD 904 million) from the same period in 2004, due primarily to the positive impact of the currency effects caused by the depreciation of the Japanese yen, increased profit due to higher revenue and decreased sales incentives, which offset the negative impact of increased funding costs, the change in model mix and the increase in SG&A expenses.

In Europe, revenue for the quarter increased by 11.4% to JPY 271.6 billion (USD 2,301 million) compared to the same period of the previous year, due primarily to the positive currency translation effects and an increased unit sales in the power product business. Operating income in Europe decreased by 48.5% to JPY 2.8 billion (USD 24 million), due mainly to the negative impact of the changes in the model mix and the increase in SG&A expenses which included start-up expenses for a new model, offsetting the positive impact of currency effects caused by the depreciation of the Japanese yen and increased profit from higher revenue.

In Asia, revenue increased by 21.1% to JPY 248.7 billion (USD 2,107 million) from the same period of the previous year, due mainly to positive impact of currency translation effects, an increase in unit sales in the motorcycle business and changes in the model mix of the automobile business. Operating income increased by 5.9% to JPY 17.2 billion (USD 146 million) from the same period of the previous year, due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue, which offset the negative impact of an increase in SG&A expenses mainly attributable to advertisement expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue for the third quarter increased by 28.4% to JPY 146.6 billion (USD 1,242 million) compared to the same period of the previous year, due mainly to the positive currency translation effects and the increased unit sales in motorcycle and automobile businesses. Operating income increased by 79.4% from the same period of the previous year to JPY 16.6 billion (USD 141 million), due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue, offsetting the negative impact of the increase in SG&A expenses.

Nine-Months Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2005, totaled JPY 377.5 billion (USD 3,197 million), a decrease of 3.7% from the same period in 2004. Income taxes in the fiscal nine months in 2004 included JPY 11.7 billion payments for a transfer pricing assessment, relating to the motorcycle business in Brazil. Basic net income per Common Share for the fiscal nine months amounted to JPY 409.43 (USD 3.47), compared to JPY 418.99 for the same period in 2004. Two of Honda’s American Depositary Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the period amounted to JPY 7,074.2 billion (USD 59,916 million), an increase of 12.3% over the same period in 2004. Revenue was positively affected by currency translations, which were translations of foreign-currency-denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the same period in 2004, revenue for the fiscal nine months would have increased by approximately 8.8%.

Consolidated operating income for the fiscal nine months totaled JPY 528.0 billion (USD 4,473 million), an increase of 7.6% over the same period in 2004. This was primarily due to positive currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue and continuing cost reduction effects, which offset the negative impact of increased SG&A and R&D expenses.

Consolidated income before income taxes for the fiscal nine months totaled JPY 479.7 billion (USD 4,064 million), a decrease of 9.1% from the same period in 2004.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method for the fiscal nine months amounted to JPY 76.8 billion (USD 651 million), which was up 0.5%.

Business Segment

With respect to Honda’s sales in the fiscal nine months by business category, motorcycle unit sales totaled 7,858 thousand units, up 1.2% from the same period in 2004. Motorcycle unit sales in Japan decreased 3.5% to 275 thousand units, and overseas unit sales was 7,583 thousand units, which was up 1.4% from the same period in 2004, mainly due to a increase in unit sales of parts for local production at affiliates accounted for under the equity method in Indonesia* and favorable sales in Thailand and Brazil. Revenue from sales to unaffiliated customers increased 8.1%, to JPY 834.4 billion (USD 7,067 million), due mainly to the positive currency translation impact and increased overseas unit sales. Operating income increased by 26.1% to JPY 53.3 billion (USD 452 million), due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, increased profit from higher revenue and continuing cost reduction effects, offsetting the negative impact of the increase in R&D expenses.

*	Net sales of Honda-brand motorcycle products that are 100% locally procured, manufactured and sold by overseas affiliates accounted for under the equity method are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts.
For the fiscal nine months, the number of products 100% locally procured, manufactured and sold by affiliates in India and China increased to approximately 1,530 thousands units.

Honda’s unit sales of automobiles increased by 4.5% from the same period in 2004 to 2,490 thousand units. In Japan, unit sales of automobiles decreased 2.1% to 506 thousand units. Overseas unit sales increased 6.3% to 1,984 thousand units, due mainly to increased unit sales in North America. Revenue from sales to unaffiliated customers increased 13.0%, to JPY 5,754.5 billion (USD 48,738 million) during the period, due to the positive currency translation effects and increased overseas unit sales. Operating income increased by 6.5% to JPY 385.3 billion (USD 3,263 million), due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, an increase in profit attributable to higher revenue and continuing cost reduction effects, which offset the increase in SG&A and R&D expenses.

Revenue from sales to unaffiliated customers in the financial services business increased 17.3% to JPY 224.0 billion (USD 1,897 million), due to the growth of the automobile business in North America. Operating income decreased 7.2% to JPY 66.6 billion (USD 564 million), due primarily to increased funding costs, which offset an increase in profit attributable to higher revenue.

Unit sales of power products in Japan totaled 349 thousand units, an increase of 10.8%. Overseas unit sales were 3,408 thousand units, an increase of 6.5%, and total unit sales of power products was 3,757 thousand units, up by 6.9 % from the same period in 2004. Increased unit sales in all regions, especially in Europe, was major contributing factors to this increase. Revenue from sales to unaffiliated customers in power product and other businesses increased by 7.2% to JPY 261.3 billion (USD 2,213 million), due mainly to positive currency translation effects and the increased unit sales of power products. Operating income increased 55.5% to JPY 22.7 billion (USD 193 million), due mainly to positive currency effects caused by the depreciation of the Japanese yen and the increased profit attributable to higher revenue, which offset the negative impact of the increase in SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the nine months by geographical segment, in Japan, revenue for exports and domestic sales was JPY 3,258.2 billion (USD 27,596 million), up by 7.0% compared to the same period in 2004, due primarily to the increased unit sales for exports in the motorcycle, automobile and power product businesses, which offset the negative impact of decreased unit sales in domestic automobile business. Operating income in Japan was JPY 186.1 billion (USD 1,577 million), up by 38.6%, due primarily to the positive currency effects caused by the depreciation of the yen, increased profit attributable to higher revenue and continuing cost reduction effects, which offset the negative impact of the increase in SG&A and R&D expenses.

In North America, revenue increased by 16.7% from the same period of the previous year to JPY 3,990.9 billion (USD 33,802 million), due mainly to positive currency translation impact and the increased unit sales in automobile and power product businesses. Operating income in North America was JPY 248.0 billion (USD 2,101 million), which was approximately the same level as the corresponding period in 2004, due primarily to the positive impact of currency effects caused by the depreciation of the Japanese yen, the increased profit attributable to higher revenue, which offset the negative impact of the increase in SG&A expenses.

In Europe, revenue for the period increased by 10.2% to JPY 835.9 billion (USD 7,080 million) compared to the same period of the previous year, due primarily to the positive currency translation effects and the increased unit sales in automobile business. Operating income in Europe decreased by 44.5% to JPY 16.4 billion (USD 139 million), due mainly to the changes in model mix and increased SG&A expenses, offsetting the positive impact of the currency effects caused by the depreciation of the Japanese yen and the increased profit due to higher revenue.

In Asia, revenue increased by 14.6% to JPY 711.5 billion (USD 6,026 million) from the same period of the previous year, due mainly to the positive currency translation effects and the increase in unit sales in the motorcycle and automobile businesses. Operating income decreased by 2.7% to JPY 52.2 billion (USD 442 million) from the same period of the previous year, due mainly to the negative impact of an increase in SG&A expenses, offsetting the positive impact of increased profit attributable to higher revenue and continuing cost reduction effects.

In other regions, revenue for the nine months increased by 23.1% to JPY 410.3 billion (USD 3,476 million) compared to the same period of the previous year. An increased unit sales in Honda’s all business segments, namely the motorcycle, automobile and power product businesses, were the major contributing factors to this increase in revenue. Operating income increased by 59.1% from the same period of the previous year to JPY 45.4 billion (USD 385 million), due mainly to the positive currency effects caused by the depreciation of the Japanese yen, the increased profit attributable to higher revenue and continuing cost reduction effects, offsetting the negative impact of the increase in SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal Nine Months

Cash and cash equivalents on a consolidated basis at the end of the period from April 1, 2005 through December 31, 2005 decreased by JPY 138.7 billion (USD 1,175 million) from March 31, 2005, to JPY 634.8 billion (USD 5,377 million). The state of cash flow over the nine-month period and the reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 290.0 billion (USD 2,457 million), for the nine months ended December 31, 2005, due mainly to net income and depreciation, which offset a decrease in trade accounts and notes payable and an increase in inventories. Cash inflows from operating activities decreased by JPY 143.9 billion (USD 1,219 million) compared with the corresponding period of the previous year.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 493.9 billion (USD 4,184 million), which was due mainly to the capital expenditures and an increase in and the collection of finance subsidiaries-receivables. Cash outflows from investing activities decreased by JPY 103.7 billion (USD 878.4 million) compared with the corresponding period of the previous year.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 23.5 billion (USD 200 million), which arose due to proceeds from and payment of long-term debt. Cash inflows from financing activities decreased by JPY 66.1 billion (USD 560 million) compared with the corresponding period of the previous year.

Forecasts for the Fiscal Year Ending March 31, 2006

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2006, Honda projects the consolidated and unconsolidated results to be as follows:

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund” (a confederated welfare pension fund, the “Fund”), of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members, has obtained approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005.

In accordance with the applicable U.S. accounting standards, the difference between the fair value of the obligation and the assets to be transferred to the Japanese government , which should be disclosed as a subsidy, will be determined upon completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the government. However, since the Company has not yet transferred the substitutional portion to the government, at this stage the Company is not able to definitively determine such profit or loss.

The transfer of the substitutional portion of the benefit obligation to the government is expected to be made during the fourth quarter of the fiscal year ending March 31, 2006. The gain from such transfer which may be recorded on fiscal forth quarter was estimated to be approximately JPY 128.0 billion as of the end of the fiscal third quarter ended December 31, 2005 was included in the forecast of consolidated operating income and of consolidated income before income taxes for the year ending March 31, 2006. Accordingly, the estimated amount of the relevant income after tax that may be recorded by the transfer of the substitutional portion of the benefit obligation was included in the forecast of consolidated net income for the year ending March 31, 2006.

With respect to the forecast of the Company’s unconsolidated financial position and results of operation for the year ending March 31, 2006, the Company recognized a JPY 91.5 billion gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the government as an extraordinary income incurred in the first half of the fiscal year ending March 31, 2006 in accordance with the Japanese accounting standards. As a result, such gain was included in the forecast of unconsolidated net income for the year ending March 31, 2006.

FY2006 Forecasts for Consolidated Results

	Yen (billions)	Changes from FY2005
Net sales and other operating revenue	9,740	+12.6%
Operating income	860	+36.3%
Income before income taxes	825	+25.6%
Net income	605	+24.4%

FY2006 Forecasts for Unconsolidated Results

	Yen (billions)	Changes from FY2005
Net sales	3,770	+8.1%
Operating income	233	+57.9%
Ordinary income	326	+54.3%
Net income	305	+111.1%

These forecasts are based on the assumption that the average exchange rates for the yen to the U.S. dollar and the Euro for the fiscal fourth quarter of the year ending March 31, 2006 will be JPY 110 and JPY 135, respectively, and for the full year ending March 31, 2006, JPY 112 and JPY 136, respectively.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Dec. 31, 2004	Three months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2005
MOTORCYCLES

Japan	78 (78)	76 (76)	285 (285)	275 (275)
North America	135 (70)	160 (83)	413 (212)	404 (211)
Europe	71 (68)	61 (58)	247 (237)	255 (246)
Asia	1,965 (1,965)	2,225 (2,225)	6,127 (6,127)	6,157 (6,157)
Other Regions	234 (231)	266 (263)	694 (685)	767 (756)

Total	2,483	2,788	7,766	7,858
	(2,412)	(2,705)	(7,546)	(7,645)
AUTOMOBILES

Japan	173	156	517	506
North America	403	434	1,160	1,248
Europe	59	59	188	204
Asia	136	117	392	384
Other Regions	46	50	126	148

Total	817	816	2,383	2,490

POWER PRODUCTS

Japan	95	110	315	349
North America	443	445	1,675	1,699
Europe	273	357	766	881
Asia	137	122	510	563
Other Regions	96	100	250	265

Total	1,044	1,134	3,516	3,757

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(A) For the three months ended December 31, 2004 and 2005

	Yen (millions)
	Three months ended Dec. 31, 2004		Three months ended Dec. 31, 2005
MOTORCYCLE BUSINESS

Japan	21,769	(9.0)%	21,536	(7.6)%
North America	61,029	(25.2)%	85,073	(30.0)%
Europe	37,039	(15.3)%	32,813	(11.6)%
Asia	72,685	(30.1)%	78,632	(27.7)%
Other Regions	49,344	(20.4)%	65,408	(23.1)%

Total	241,866	(100.0)%	283,462	(100.0)%

AUTOMOBILE BUSINESS

Japan	358,293	(20.5)%	332,268	(16.5)%
North America	1,017,692	(58.3)%	1,257,770	(62.4)%
Europe	133,478	(7.7)%	153,809	(7.6)%
Asia	154,094	(8.8)%	172,567	(8.6)%
Other Regions	81,057	(4.7)%	99,477	(4.9)%

Total	1,744,614	(100.0)%	2,015,891	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	5,295	(7.8)%	5,582	(7.0)%
North America	58,984	(87.3)%	70,185	(87.5)%
Europe	2,167	(3.2)%	2,306	(2.9)%
Asia	363	(0.5)%	487	(0.6)%
Other Regions	808	(1.2)%	1,693	(2.0)%

Total	67,617	(100.0)%	80,253	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	33,411	(41.9)%	38,530	(41.7)%
North America	19,642	(24.6)%	24,666	(26.7)%
Europe	13,735	(17.2)%	15,803	(17.1)%
Asia	8,275	(10.4)%	7,991	(8.6)%
Other Regions	4,660	(5.9)%	5,410	(5.9)%

Total	79,723	(100.0)%	92,400	(100.0)%

TOTAL

Japan	418,768	(19.6)%	397,916	(16.1)%
North America	1,157,347	(54.2)%	1,437,694	(58.2)%
Europe	186,419	(8.7)%	204,731	(8.3)%
Asia	235,417	(11.0)%	259,677	(10.5)%
Other Regions	135,869	(6.5)%	171,988	(6.9)%

Total	2,133,820	(100.0)%	2,472,006	(100.0)%

[2] Net Sales Breakdown - continued

(B) For the nine months ended December 31, 2004 and 2005

	Yen (millions)
	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2005
MOTORCYCLE BUSINESS

Japan	74,255	(9.6)%	75,120	(9.0)%
North America	208,881	(27.1)%	214,285	(25.7)%
Europe	141,958	(18.4)%	141,290	(16.9)%
Asia	207,852	(26.9)%	228,907	(27.4)%
Other Regions	139,082	(18.0)%	174,802	(21.0)%

Total	772,028	(100.0)%	834,404	(100.0)%

AUTOMOBILE BUSINESS

Japan	1,078,920	(21.2)%	1,060,410	(18.5)%
North America	2,877,415	(56.5)%	3,385,490	(58.9)%
Europe	425,866	(8.4)%	497,018	(8.7)%
Asia	486,787	(9.6)%	532,841	(9.3)%
Other Regions	224,632	(4.3)%	278,762	(4.6)%

Total	5,093,620	(100.0)%	5,754,521	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	15,306	(8.0)%	16,111	(7.2)%
North America	166,159	(87.0)%	195,500	(87.3)%
Europe	6,512	(3.4)%	6,847	(3.0)%
Asia	1,043	(0.5)%	1,392	(0.6)%
Other Regions	2,031	(1.1)%	4,162	(1.8)%

Total	191,051	(100.0)%	224,012	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	90,413	(37.1)%	96,656	(37.0)%
North America	77,271	(31.7)%	85,308	(32.6)%
Europe	44,428	(18.2)%	46,148	(17.7)%
Asia	19,141	(7.8)%	19,811	(7.6)%
Other Regions	12,599	(5.2)%	13,395	(5.1)%

Total	243,852	(100.0)%	261,318	(100.0)%

TOTAL

Japan	1,258,894	(20.0)%	1,248,297	(17.6)%
North America	3,329,726	(52.8)%	3,880,583	(54.9)%
Europe	618,764	(9.8)%	691,303	(9.8)%
Asia	714,823	(11.3)%	782,951	(11.1)%
Other Regions	378,344	(6.1)%	471,121	(6.6)%

Total	6,300,551	(100.0)%	7,074,255	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and nine months ended December 31, 2004 and 2005

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2004	% Change	Three months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	% Change	Nine months ended Dec. 31, 2005
Net sales and other operating revenue	2,133,820	15.8%	2,472,006	6,300,551	12.3%	7,074,255
Operating income	157,636	23.7%	194,986	490,561	7.6%	528,073
Income before income taxes	187,996	-11.6%	166,097	527,663	-9.1%	479,797
Net income	150,760	-11.7%	133,146	392,144	-3.7%	377,520

	Yen
Basic net income per Common share	161.78	144.81	418.99	409.43
American depositary share	80.89	72.40	209.49	204.71

	U.S. Dollar (millions)
	Three months ended Dec. 31, 2005	Nine months ended Dec. 31, 2005
Net sales and other operating revenue	20,937	59,916
Operating income	1,651	4,473
Income before income taxes	1,407	4,064
Net income	1,128	3,197

	U.S. Dollar
Basic net income per Common share	1.23	3.47
American depositary share	0.61	1.73

[4] Consolidated Statements of Income and Retained Earnings

(A) For the three months ended December 31, 2004 and 2005

	Yen (millions)
	Three months ended Dec. 31, 2004 (Unaudited)	Three months ended Dec. 31, 2005 (Unaudited)
Net sales and other operating revenue	2,133,820	2,472,006
Operating costs and expenses:
Cost of sales	1,483,180	1,731,527
Selling, general and administrative	376,999	420,736
Research and development	116,005	124,757

Operating income	157,636	194,986
Other income:
Interest	2,850	7,236
Other	30,386	700
Other expenses:
Interest	2,103	1,719
Other	773	35,106

Income before income taxes	187,996	166,097

Income taxes:
Current	36,497	67,987
Deferred	30,117	(5,370)

Income before equity in income of affiliates	121,382	103,480

Equity in income of affiliates	29,378	29,666

Net income	150,760	133,146

Retained earnings:
Balance at beginning of period	3,648,428	4,018,709
Retirement of treasury stocks	—	—
Cash dividends paid	(26,156)	(36,841)
Transfer to legal reserves	(91)	(295)

Balance at end of period	3,772,941	4,114,719

	Yen
Basic net income per
Common share	161.78	144.81
American depositary share	80.89	72.40

[4] Consolidated Statements of Income and Retained Earnings - continued

(B) For the nine months ended December 31, 2004 and 2005

	Yen (millions)
	Nine months ended Dec. 31, 2004 (Unaudited)	Nine months ended Dec. 31, 2005 (Unaudited)
Net sales and other operating revenue	6,300,551	7,074,255
Operating costs and expenses:
Cost of sales	4,369,403	4,967,376
Selling, general and administrative	1,100,385	1,207,009
Research and development	340,202	371,797

Operating income	490,561	528,073
Other income:
Interest	7,741	17,162
Other	61,566	1,739
Other expenses:
Interest	8,003	8,456
Other	24,202	58,721

Income before income taxes	527,663	479,797
Income taxes:
Current	100,059	217,518
Deferred	111,971	(38,368)

Income before equity in income of affiliates	315,633	300,647

Equity in income of affiliates	76,511	76,873

Net income	392,144	377,520

Retained earnings:
Balance at beginning of period	3,589,434	3,809,383
Retirement of treasury stocks	(158,570)	—
Cash dividends paid	(47,797)	(71,061)
Transfer to legal reserves	(2,270)	(1,123)

Balance at end of period	3,772,941	4,114,719

	Yen
Basic net income per
Common share	418.99	409.43
American depositary share	209.49	204.71

[5] Consolidated Balance Sheets

	Yen (millions)			Yen (millions)
	Mar. 31, 2005 (Audited)	Dec. 31, 2005 (Unaudited)	Change	Dec. 31, 2004 (Unaudited)	Change
Assets

Current assets:
Cash and cash equivalents	773,538	634,836	(138,702)	657,159	(22,323)
Trade accounts and notes receivable	791,195	765,413	(25,782)	625,649	139,764
Finance subsidiaries-receivables, net	1,021,116	1,295,772	274,656	1,033,600	262,172
Inventories	862,370	1,019,907	157,537	850,848	169,059
Deferred income taxes	214,059	214,020	(39)	195,526	18,494
Other current assets	346,464	432,682	86,218	322,018	110,664

Total current assets	4,008,742	4,362,630	353,888	3,684,800	677,830

Finance subsidiaries-receivables, net	2,623,909	2,934,244	310,335	2,461,705	472,539

Investments and advances:
Investments in and advances to affiliates	349,664	400,886	51,222	349,985	50,901
Other	264,926	285,288	20,362	284,446	842

Total investments and advances	614,590	686,174	71,584	634,431	51,743

Property, plant and equipment, at cost:
Land	365,217	378,467	13,250	359,407	19,060
Buildings	1,030,998	1,094,466	63,468	999,994	94,472
Machinery and equipment	2,260,826	2,454,230	193,404	2,171,149	283,081
Construction in progress	96,047	171,912	75,865	98,079	73,833

	3,753,088	4,099,075	345,987	3,628,629	470,446
Less accumulated depreciation	2,168,836	2,347,541	178,705	2,117,488	230,053

Net property, plant and equipment	1,584,252	1,751,534	167,282	1,511,141	240,393

Other assets	485,477	515,798	30,321	463,906	51,892

Total assets	9,316,970	10,250,380	933,410	8,755,983	1,494,397

[5] Consolidated Balance Sheets - continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2005 (Audited)	Dec. 31, 2005 (Unaudited)	Change	Dec. 31, 2004 (Unaudited)	Change
Liabilities and Stockholders’ Equity

Current liabilities:
Short-term debt	769,314	703,232	(66,082)	700,243	2,989
Current portion of long-term debt	535,105	673,633	138,528	552,722	120,911
Trade payables:
Notes	26,727	27,847	1,120	21,437	6,410
Accounts	987,045	942,291	(44,754)	810,970	131,321
Accrued expenses	913,721	950,502	36,781	775,928	174,574
Income taxes payable	65,029	103,495	38,466	32,806	70,689
Other current liabilities	451,623	465,470	13,847	436,027	29,443

Total current liabilities	3,748,564	3,866,470	117,906	3,330,133	536,337

Long-term debt	1,559,500	1,827,743	268,243	1,537,558	290,185
Other liabilities	719,612	737,458	17,846	731,104	6,354

Total liabilities	6,027,676	6,431,671	403,995	5,598,795	832,876

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,531	172,531	—	172,529	2
Legal reserves	34,688	35,811	1,123	34,688	1,123
Retained earnings	3,809,383	4,114,719	305,336	3,772,941	341,778
Accumulated other comprehensive income (loss)
Adjustments from foreign currency translation	(624,937)	(377,973)	246,964	(665,026)	287,053
Net unrealized gains on marketable equity securities	33,744	56,438	22,694	34,294	22,144
Minimum pension liabilities adjustments	(202,741)	(202,779)	(38)	(225,269)	22,490

Total Accumulated other comprehensive income (loss)	(793,934)	(524,314)	269,620	(856,001)	331,687
Treasury Stock	(19,441)	(66,105)	(46,664)	(53,036)	(13,069)

Total stockholders’ equity	3,289,294	3,818,709	529,415	3,157,188	661,521

Total liabilities and stockholders’ equity	9,316,970	10,250,380	933,410	8,755,983	1,494,397

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2004 (Unaudited)	Nine months ended Dec. 31, 2005 (Unaudited)
Cash flows from operating activities:
Net income	392,144	377,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	162,418	176,808
Deferred income taxes	111,971	(38,368)
Equity in income of affiliates	(76,511)	(76,873)
Provision for credit and lease residual losses on finance subsidiaries-receivables	38,604	29,163
Loss (gain) on derivative instrument and related others, net	(65,292)	4,263
Decrease (increase) in assets:
Trade accounts and notes receivable	88,432	29,637
Inventories	(78,414)	(97,244)
Other current assets	(13,061)	(31,003)
Other assets	(22,090)	(39,653)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(89,204)	(115,889)
Accrued expenses	(33,823)	2,608
Income taxes payable	1,920	33,046
Other current liabilities	24,818	13,093
Other liabilities	(15,734)	766
Other, net	7,809	22,202

Net cash provided by operating activities	433,987	290,076

Cash flows from investing activities:
Decrease (increase) in investments and advances	19,790	(3,656)
Payment for purchase of available-for-sale securities	(1,608)	(800)
Proceeds from sales of available-for-sale securities	10,590	5,551
Payment for purchase of held-to-maturity securities	(13,371)	(63,394)
Proceeds from redemption of held-to-maturity securities	—	45,932
Capital Expenditures	(232,410)	(302,617)
Proceeds from sales of property, plant and equipment	8,915	28,460
Acquisition of finance subsidiaries-receivables	(1,992,722)	(2,257,283)
Collection of finance subsidiaries-receivables	1,102,638	1,366,978
Proceeds from sales of finance subsidiaries-receivables	500,516	686,876

Net cash used in investing activities	(597,662)	(493,953)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(40,375)	(115,224)
Proceeds from long-term debt	560,836	661,248
Repayment of long-term debt	(322,944)	(404,748)
Cash dividends paid	(47,797)	(71,061)
Increase (decrease) in commercial paper classified as long-term debt	83	11
Payment for purchase of treasury stock, net	(60,131)	(46,664)

Net cash provided by financing activities	89,672	23,562

Effect of exchange rate changes on cash and cash equivalents	6,741	41,613

Net change in cash and cash equivalents	(67,262)	(138,702)
Cash and cash equivalents at beginning of period	724,421	773,538

Cash and cash equivalents at end of period	657,159	634,836

[7] Segment Information

1. Business Segment Information

(A) For the three months ended December 31, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	241,866	1,744,614	67,617	79,723	2,133,820	—	2,133,820
Intersegment sales	0	0	785	2,345	3,130	(3,130)	—

Total	241,866	1,744,614	68,402	82,068	2,136,950	(3,130)	2,133,820

Cost of sales, SG&A and R&D expenses	236,723	1,618,604	44,417	79,570	1,979,314	(3,130)	1,976,184

Operating income	5,143	126,010	23,985	2,498	157,636	0	157,636

For the three months ended December 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	283,462	2,015,891	80,253	92,400	2,472,006	—	2,472,006
Intersegment sales	0	0	812	2,668	3,480	(3,480)	—

Total	283,462	2,015,891	81,065	95,068	2,475,486	(3,480)	2,472,006

Cost of sales, SG&A and R&D expenses	270,023	1,864,798	59,053	86,626	2,280,500	(3,480)	2,277,020

Operating income	13,439	151,093	22,012	8,442	194,986	0	194,986

(B) For the nine months ended December 31, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	772,028	5,093,620	191,051	243,852	6,300,551	—	6,300,551
Intersegment sales	0	0	2,475	8,160	10,635	(10,635)	—

Total	772,028	5,093,620	193,526	252,012	6,311,186	(10,635)	6,300,551

Cost of sales, SG&A and R&D expenses	729,684	4,731,827	121,746	237,368	5,820,625	(10,635)	5,809,990

Operating income	42,344	361,793	71,780	14,644	490,561	0	490,561

Assets	823,185	3,862,414	4,092,108	246,405	9,024,112	(268,129)	8,755,983
Depreciation and amortization	20,324	136,191	285	5,618	162,418	—	162,418
Capital expenditures	28,838	195,999	1,036	6,537	232,410	—	232,410

For the nine months ended December 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	834,404	5,754,521	224,012	261,318	7,074,255	—	7,074,255
Intersegment sales	0	0	2,858	9,707	12,565	(12,565)	—

Total	834,404	5,754,521	226,870	271,025	7,086,820	(12,565)	7,074,255

Cost of sales, SG&A and R&D expenses	781,025	5,369,213	160,258	248,251	6,558,747	(12,565)	6,546,182

Operating income	53,379	385,308	66,612	22,774	528,073	0	528,073

Assets	952,215	4,525,217	4,919,457	272,480	10,669,369	(418,989)	10,250,380
Depreciation and amortization	20,898	149,028	557	6,325	176,808	—	176,808
Capital expenditures	36,828	257,421	1,124	7,244	302,617	—	302,617

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products:
2.	Principal products of each segment.

Business	Principal products
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile business	Automobiles and relevant parts
Financial services business	Financial and insurance services
Power product & other businesses	Power products and relevant parts, and others

3.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 439,350 million for the fiscal third quarter ended December 31, 2004 and JPY 353,915 million for the fiscal third quarter ended December 31, 2005, which consist primarily of cash and cash equivalents and marketable securities held by parent company.

2. Geographical Segment Information

(A) For the three months ended December 31, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	493,041	1,160,484	184,023	186,653	109,619	2,133,820	—	2,133,820
Transfers between geographical segments	573,771	27,525	59,823	18,669	4,536	684,324	(684,324)	—

Total	1,066,812	1,188,009	243,846	205,322	114,155	2,818,144	(684,324)	2,133,820

Cost of sales, SG&A and R&D expenses	1,019,319	1,106,277	238,286	189,052	104,859	2,657,793	(681,609)	1,976,184

Operating income	47,493	81,732	5,560	16,270	9,296	160,351	(2,715)	157,636

For the three months ended December 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	477,803	1,441,801	202,984	207,142	142,276	2,472,006	—	2,472,006
Transfers between geographical segments	641,292	37,158	68,661	41,605	4,348	793,064	(793,064)	—

Total	1,119,095	1,478,959	271,645	248,747	146,624	3,265,070	(793,064)	2,472,006

Cost of sales, SG&A and R&D expenses	1,043,147	1,372,197	268,782	231,524	129,948	3,045,598	(768,578)	2,277,020

Operating income	75,948	106,762	2,863	17,223	16,676	219,472	(24,486)	194,986

(B) For the nine months ended December 31, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,474,676	3,336,937	609,043	559,640	320,255	6,300,551	—	6,300,551
Transfers between geographical segments	1,570,891	84,318	149,371	61,356	13,026	1,878,962	(1,878,962)	—

Total	3,045,567	3,421,255	758,414	620,996	333,281	8,179,513	(1,878,962)	6,300,551

Cost of sales, SG&A and R&D expenses	2,911,282	3,173,723	728,806	567,316	304,694	7,685,821	(1,875,831)	5,809,990

Operating income	134,285	247,532	29,608	53,680	28,587	493,692	(3,131)	490,561

Assets	2,431,959	4,805,081	596,259	531,093	190,412	8,554,804	201,179	8,755,983

For the nine months ended December 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,487,988	3,889,203	685,691	615,641	395,732	7,074,255	—	7,074,255
Transfers between geographical segments	1,770,224	101,766	150,236	95,907	14,633	2,132,766	(2,132,766)	—

Total	3,258,212	3,990,969	835,927	711,548	410,365	9,207,021	(2,132,766)	7,074,255

Cost of sales, SG&A and R&D expenses	3,072,071	3,742,923	819,482	659,330	364,893	8,658,699	(2,112,517)	6,546,182

Operating income	186,141	248,046	16,445	52,218	45,472	548,322	(20,249)	528,073

Assets	2,660,200	5,930,779	712,614	653,735	290,654	10,247,982	2,398	10,250,380

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.
2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

3.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 439,350 million for the fiscal third quarter ended December 31, 2004 and JPY 353,915 million for the fiscal third quarter ended December 31, 2005, which consist primarily of cash and cash equivalents and marketable securities held by parent company.

3. Overseas Sales

(A) For the three months ended December 31, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,157,347	186,419	235,417	135,869	1,715,052
Consolidated sales					2,133,820
Overseas sales ratio to consolidated sales	54.2%	8.7%	11.0%	6.5%	80.4%

For the three months ended December 31, 2005
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,437,694	204,731	259,677	171,988	2,074,090
Consolidated sales					2,472,006
Overseas sales ratio to consolidated sales	58.2%	8.3%	10.5%	6.9%	83.9%

(B) For the nine months ended December 31, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	3,329,726	618,764	714,823	378,344	5,041,657
Consolidated sales					6,300,551
Overseas sales ratio to consolidated sales	52.8%	9.8%	11.3%	6.1%	80.0%

For the nine months ended December 31, 2005
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	3,880,583	691,303	782,951	471,121	5,825,958
Consolidated sales					7,074,255
Overseas sales ratio to consolidated sales	54.9%	9.8%	11.1%	6.6%	82.4%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.
2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[8] (A) Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)			Yen (millions)
	Mar. 31, 2005	Dec. 31, 2005	Change	Dec. 31, 2004	Change
Assets
<Non-financial services businesses>
Current Assets:	3,376,411	3,478,039	101,628	3,019,631	458,408
Cash and cash equivalents	757,894	612,920	(144,974)	645,757	(32,837)
Trade accounts and notes receivable	422,673	409,373	(13,300)	352,874	56,499
Inventories	862,370	1,019,907	157,537	850,848	169,059
Other current assets	1,333,474	1,435,839	102,365	1,170,152	265,687
Investments and advances	830,698	930,742	100,044	841,109	89,633
Property, plant and equipment, net	1,564,762	1,731,203	166,441	1,492,011	239,192
Other assets	274,958	311,832	36,874	259,866	51,966

Total assets	6,046,829	6,451,816	404,987	5,612,617	839,199

<Finance subsidiaries>
Cash and cash equivalents	15,644	21,916	6,272	11,402	10,514
Finance subsidiaries-short-term receivables, net	1,028,488	1,321,406	292,918	1,051,865	269,541
Finance subsidiaries-long-term receivables, net	2,625,078	2,935,092	310,014	2,462,933	472,159
Other assets	692,886	641,043	(51,843)	565,908	75,135

Total assets	4,362,096	4,919,457	557,361	4,092,108	827,349

Eliminations among subsidiaries	(1,091,955)	(1,120,893)	(28,938)	(948,742)	(172,151)

Total assets	9,316,970	10,250,380	933,410	8,755,983	1,494,397

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,281,768	2,201,840	(79,928)	1,930,912	270,928
Short-term debt	228,558	194,313	(34,245)	226,954	(32,641)
Current portion of long-term debt	6,385	4,303	(2,082)	5,216	(913)
Trade payables	1,022,394	982,026	(40,368)	839,599	142,427
Accrued expenses	770,887	789,138	18,251	657,967	131,171
Other current liabilities	253,544	232,060	(21,484)	201,176	30,884
Long-term debt	19,570	22,183	2,613	24,103	(1,920)
Other liabilities	717,636	729,635	11,999	730,548	(913)

Total liabilities	3,018,974	2,953,658	(65,316)	2,685,563	268,095

<Finance subsidiaries>
Short-term debt	1,310,678	1,290,244	(20,434)	1,140,252	149,992
Current portion of long-term debt	535,825	672,473	136,648	556,726	115,747
Accrued expenses	151,867	172,567	20,700	123,871	48,696
Long-term debt	1,546,953	1,820,483	273,530	1,518,272	302,211
Other liabilities	352,317	418,447	66,130	328,184	90,263

Total liabilities	3,897,640	4,374,214	476,574	3,667,305	706,909

Eliminations among subsidiaries	(888,938)	(896,201)	(7,263)	(754,073)	(142,128)

Total liabilities	6,027,676	6,431,671	403,995	5,598,795	832,876

Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,531	172,531	—	172,529	2
Legal reserves	34,688	35,811	1,123	34,688	1,123
Retained earnings	3,809,383	4,114,719	305,336	3,772,941	341,778
Accumulated other comprehensive income (loss)	(793,934)	(524,314)	269,620	(856,001)	331,687
Treasury stock	(19,441)	(66,105)	(46,664)	(53,036)	(13,069)

Total stockholders’ equity	3,289,294	3,818,709	529,415	3,157,188	661,521

Total liabilities and stockholders’ equity	9,316,970	10,250,380	933,410	8,755,983	1,494,397

[8] (B) Consolidated Statements of Cash Flows

    Divided into non-financial services businesses and finance subsidiaries

    For the nine months ended December 31, 2004 and 2005

For the nine months ended December 31, 2004

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	339,564	52,589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	162,133	285
Deferred income taxes	52,888	59,083
Equity in income of affiliates	(77,717)	—
Loss (gain) on derivative instrument and related others, net	(26,377)	(38,915)
Decrease (increase) in trade accounts and notes receivable	35,006	51,782
Decrease (increase) in inventories	(78,414)	—
Increase (decrease) in trade payables	(84,424)	—
Other, net	(65,108)	53,037

Net cash provided by operating activities	257,551	177,861

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(7,338)	—
Capital expenditures	(231,374)	(1,036)
Proceeds from sales of property, plant and equipment	8,729	186
Decrease (increase) in finance subsidiaries-receivables	—	(401,078)

Net cash used in investing activities	(229,983)	(401,928)

Free cash flow (Cash flows from operating and investing activities)	27,568	(224,067)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	46,618	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	12,059	(22,522)
* Proceeds from long-term debt	6,050	555,796
* Repayment of long-term debt	(6,622)	(316,322)
Proceeds from issuance of common stock	—	1,911
Cash dividends paid	(47,806)	—
Increase (decrease) in commercial paper classified as long-term debt	—	83
Acquisition of treasury stock	(60,131)	—

Net cash provided by (used in) financing activities	(96,450)	218,946

Effect of exchange rate changes on cash and cash equivalents	6,722	19

Net change in cash and cash equivalents	(62,160)	(5,102)
Cash and cash equivalents at beginning of period	707,917	16,504

Cash and cash equivalents at end of period	645,757	11,402

[8] (B) Consolidated Statements of Cash Flows – continued

    Divided into non-financial services businesses and finance subsidiaries

    For the nine months ended December 31, 2004 and 2005

For the nine months ended December 31, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	332,803	44,731
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	176,251	557
Deferred income taxes	(412)	(37,956)
Equity in income of affiliates	(80,134)	—
Loss (gain) on derivative instrument and related others, net	7,177	(2,914)
Decrease (increase) in trade accounts and notes receivable	43,436	(15,672)
Decrease (increase) in inventories	(97,244)	—
Increase (decrease) in trade payables	(112,623)	—
Other, net	(78,635)	129,175

Net cash provided by operating activities	190,619	117,921

Cash flows from investing activities:
* Decrease (increase) in investments and advances	60,487	—
Capital expenditures	(301,493)	(1,124)
Proceeds from sales of property, plant and equipment	28,284	176
Decrease (increase) in finance subsidiaries-receivables	—	(237,532)

Net cash used in investing activities	(212,722)	(238,480)

Free cash flow (Cash flows from operating and investing activities)	(22,103)	(120,559)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	(98,957)	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(48,070)	(131,081)
* Proceeds from long-term debt	13,857	659,419
* Repayment of long-term debt	(11,485)	(402,565)
Cash dividends paid	(71,075)	—
Increase (decrease) in commercial paper classified as long-term debt	—	11
Acquisition of treasury stock	(46,664)	—

Net cash provided by (used in) financing activities	(163,437)	125,784

Effect of exchange rate changes on cash and cash equivalents	40,566	1,047

Net change in cash and cash equivalents	(144,974)	6,272
Cash and cash equivalents at beginning of period	757,894	15,644

Cash and cash equivalents at end of period	612,920	21,916

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of Non financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the decrease in loans to finance subsidiaries are stated for the readers’ information.

Loans from non-financial services businesses to finance subsidiaries increased by 19,050 million yen for the fiscal nine months ended December 31, 2004, and decreased by 76,854 million yen for the same period in 2005.

2.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 329

2.	Affiliated companies

Number of affiliated companies: 116

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 13

Reduced through reorganization: 3

Affiliated companies:

Newly formed affiliated companies: 4

Reduced through reorganization 6

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as American Depositary Receipts on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.

5.	The average exchange rates for the fiscal third quarter ended December 31, 2005 were ¥117.35=U.S.$1 and ¥139.44=euro 1. The average exchange rates for the same period last year were ¥105.96=U.S.$1 and ¥137.16= euro 1. The average exchange rates for the fiscal nine months ended December 31, 2005 were ¥112.11=U.S.$1 and ¥136.91=euro1, as compared with ¥108.56=U.S.$1 and ¥134.60=euro 1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥118.07=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 30, 2005.

7.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

13.	Honda does not apply hedge accounting for foreign exchange agreements and interest rate agreements.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provisions for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation. Unrecognized net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Additional Information

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (a confederated welfare pension fund, the “Fund”), of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members, has obtained approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005. Previously on April 1, 2004, the Company received approval of exemption from the obligation for benefits related to future employee services with respect to the Fund. The difference between the fair value of the obligation and the assets to be transferred to the government, which should be disclosed as a subsidy, will be determined upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. Currently, the timing of such transfer is scheduled during the fourth quarter of this fiscal year ending Mar, 31 2006, therefore its gain or loss from this transfer was not reflected in the financial results for the fiscal third quarter ended Dec, 31, 2005.

Notes to Consolidated balance sheets

1.	The allowance for doubtful trade accounts and notes receivable, and the allowance for credit losses for finance-subsidiaries receivable are as follows: Yen(millions)

	Mar.31, 2005	Dec.31, 2005	Dec.31, 2004
The allowance for doubtful trade accounts and notes receivables	9,710	10,163	9,818
The allowance for credit losses for financial-subsidiaries receivables	30,926	33,987	30,649

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness are as follows; Yen (millions)

	Mar.31, 2005	Dec.31, 2005	Dec.31, 2004
Property, plant and equipment	12,881	10,408	10,103
A finance subsidiary pledged as collateral finance subsidiaries-receivables	22,597	13,002	28,927

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows: Yen (millions)

	Mar.31, 2005	Dec.31, 2005	Dec.31, 2004
Bank loan of employees for their housing costs	69,574	48,877	55,530

If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of December 31, 2005, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

Reclassification

From the fiscal fourth quarter ended March 31, 2005, Honda reclassified and restated cash flow relating to finance subsidiaries-receivables which relate to sales of inventory in the cash flows from investing activities to cash flow from operating activities in the unaudited consolidated statements of cash flows. In addition, in the consolidated balance sheets, same finance subsidiaries-receivables were reclassified to trade receivables, including non-current portion of other assets. Due to this reclassification, the figures for the fiscal nine months ended December 31, 2004 and as of December 31, 2004 have been also reclassified and restated to conform to the presentation of the fiscal nine months ended December 31, 2005 and as of December 31, 2005. For further information, please see the consolidated statements of cash flows for the fiscal nine months ended December 31, 2005.